EXHIBIT 99.8

                              CONVERSION AGREEMENT

     This Conversion Agreement (this "AGREEMENT") is made and entered into effective as of September 28th, 2006 by and between TOWER SEMICONDUCTOR LTD. (the "COMPANY" or "TOWER"), a company organized under the laws of the State of Israel and BANK HAPOALIM B.M., a banking corporation organized under the laws of the State of Israel (the "BANK").

     WHEREAS, Tower is an independent manufacturer of wafers whose Ordinary Shares are traded on the Nasdaq Stock Market ("NASDAQ") under the symbol TSEM and whose Ordinary Shares and certain other securities are traded on the Tel-Aviv Stock Exchange ("TASE") under the symbol TSEM;

     WHEREAS, the Bank and Bank Leumi Le-Israel B.M. (collectively, the "BANKS") and Tower are parties to a Facility Agreement dated January 18, 2001, as amended (the "FACILITY AGREEMENT"); and

     WHEREAS, at the request of Tower, the Banks and Tower have entered into an Amending Agreement dated August 24, 2006 (the "AMENDING AGREEMENT"), the conditions to the effectiveness of which include, INTER ALIA, the conversion by each Bank of US $79,000,000 (seventy-nine million US dollars) of its loans made to Tower pursuant to the Facility Agreement (the "LOANS") into an equity-equivalent convertible capital note to be issued to the Bank (a "CAPITAL NOTE") in the amount of US $39,500,000 (thirty-nine million five hundred thousand US dollars) which will in turn be convertible, in whole or in part, by the Bank at any time and from time to time into 25,986,842 (twenty-five million, nine hundred and eighty-six thousand and eight hundred forty-two) ordinary shares of Tower at a conversion price of US $1.52 (one US dollar and fifty-two cents) per share (such number of shares and conversion price, in each case, subject to adjustment from time to time as provided in the Capital Note) and the entering into by the Bank and Tower of a Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT") and of this Agreement, in each case, on the date of the effectiveness of the Amending Agreement (the "AMENDMENT CLOSING DATE"); and

     WHEREAS, clause 9.4 of the amended and restated Facility Agreement that will become effective pursuant to the Amending Agreement on the Amendment Closing Date, as the same may be further amended from time to time (the "RESTATED FACILITY AGREEMENT") obligates the Company to make certain compensatory payments in January, 2011 to the Banks or their nominees on account of the Banks' agreement to reduce the rate of Interest on the Loans, which payments may, subject to said clause 9.4 and this Agreement, be made in the form of shares and/or Capital Notes and/or convertible debentures (the "CLAUSE 9.4 EQUITY ISSUANCES"), which issuances are subject, INTER ALIA, to the terms and conditions of this Agreement;

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.   INTERPRETATION.

     1.1. As used in Sections 3.8 and 5.1 of this Agreement:

          1.1.1. "CONTROL" (including the terms "CONTROLLING", "CONTROLLED BY" or "UNDER COMMON CONTROL WITH", means the possession direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and

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          1.1.2. "SUBSIDIARY" of a person means any company (a) in which such person, directly or indirectly, owns 25% (twenty-five percent) or more of a class of voting securities or (b) which is otherwise directly or indirectly controlled by such person. For the avoidance of doubt, a subsidiary need not be consolidated for financial statement purposes with such person in order to be deemed a subsidiary in this Agreement.

     1.2. DEFINITIONS. Except as otherwise defined herein, terms and expressions defined in the Restated Facility Agreement shall have the same meanings when used in this Agreement and all provisions of the Facility Agreement concerning matters of construction and interpretation shall apply to this Agreement.

     1.3. PREAMBLE. The preamble to this Agreement constitutes an integral part thereof.

2.   CONVERSION OF LOAN AND ISSUE OF CAPITAL NOTE ON THE AMENDMENT CLOSING DATE.

     The Company hereby:

     2.1. issues to the Bank, and the Bank hereby receives from the Company, in conversion of US $79,000,000 (seventy-nine million US dollars) of the Loans, an executed Capital Note in the principal amount of US $39,500,000 (thirty nine million five hundred thousand US dollars) in the form attached as EXHIBIT 1 hereto. For the avoidance of doubt, as of the Amendment Closing Date, the principal amount of Loans outstanding and owed by Tower to the Banks shall be as set forth in the second sentence of clause 2.1 of the Restated Facility Agreement;

     2.2. furnishes to the Bank a copy of the approval of the TASE for listing the 25,986,842 (twenty-five million, nine hundred and eighty-six thousand, eight hundred and forty-two) shares issuable upon conversion of said Capital Note; and

     2.3. confirms that the Company has recorded such issuance of the Capital
Note in the name of Bank on the records of the Company.

3.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

     The Company hereby represents and warrants to the Bank on the Amendment Closing Date as follows:

     3.1. ORGANIZATION. The Company is duly organized and validly existing under the laws of its jurisdiction of incorporation and has full corporate power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted and to perform all its obligations under this Agreement.

     3.2. SHARE CAPITAL. All issued and outstanding share capital of the Company has been duly authorized and is validly issued. The shares to be issued upon conversion of any Capital Note or convertible debentures issued pursuant to this Agreement (the "CONVERSION SHARES") and, if applicable, on the Clause 9.4 Closing Date, are duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms of such Capital Note or convertible debentures or, as applicable, this Agreement and Clause 9.4 of the Restated Facility Agreement, will be validly issued, fully paid, nonassessable and not subject to any pledge, lien or restriction on transfer, except for restrictions on transfer imposed by applicable securities laws. The entering into and performance of this Agreement and the issuance of any shares, Capital Notes or convertible debentures hereunder do not, and the issuance of any Conversion Shares will not, conflict with the Memorandum of Association or the Articles of Association of the Company nor with any outstanding convertible security, warrant, option, call, preemptive right or commitment of any type relating to the Company's capital stock (collectively, "EQUITY RIGHTS"). The entering into and performance of this Agreement, the issuance of any shares or Capital Notes hereunder and the issuance of the Conversion Shares do not require, or give any holder of Equity Rights the right to have made, any adjustments to be made in the conversion or exercise price, the number of shares issuable upon conversion or exercise or any other provision of the aforegoing Equity Rights.


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     3.3. AUTHORIZATION; APPROVALS. All corporate action on the part of the
Company necessary for the execution, delivery and performance of this Agreement and the issuance of any shares, Capital Notes, convertible debentures and Conversion Shares has been taken. Except as set forth in Schedule 3.3 hereto, save for any consents, approvals, authorisations or exemptions already obtained, and filings already made, no consent, approval or authorization of, exemption by, or filing with, any governmental or regulatory authority, including any approval of, or filings with, the Israeli Securities Authority (the "ISA"), the TASE or any third party is required in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, including the issuance by way of private placement pursuant to this Agreement of any Capital Notes, convertible debentures or shares. This Agreement and all Capital Notes or convertible debentures issued hereunder on the date which this representation is given have been executed and delivered by the Company, and each constitutes the valid and legally binding obligations of the Company, legally enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to creditor's rights generally and general principles of equity.

     3.4. CROSS-DEFAULT. No Default or Event of Default exists under the Facility Agreement.

     3.5. NO CONFLICTS. Neither the execution and delivery of this Agreement by Tower, nor the compliance with the terms and provisions of this Agreement on the part of Tower, including the issuance of shares, Capital Notes, convertible debentures or Conversion Shares, will: (i) violate any statute or regulation of any governmental authority, domestic or foreign, affecting Tower; (ii) require the issuance of any authorization, license, consent or approval of any governmental agency, or any other person which has not been obtained, save as set forth in Schedule 3.5 hereto; or (iii) conflict with or result in a breach of any of the terms, conditions or provisions of any judgment, order, injunction, decree, loan agreement or other material agreement or instrument to which Tower is a party, or by which Tower is bound, or constitute a default thereunder, the effect of which might have a material adverse effect on Tower.

     3.6. NO LITIGATION. There are no actions, suits, proceedings, or injunctive orders, pending or threatened against or affecting Tower relating to the subject matter of this Agreement.

     3.7. NO BROKERS. Except as set forth in Schedule 3.7 hereto, Tower has not engaged any broker or finder in connection with the transactions contemplated by this Agreement, and no broker or other person is entitled to any commission or finder's fee in connection with such transactions.


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     3.8. ACTIVITIES IN THE UNITED STATES.

          3.8.1. More than 50% (fifty percent) of the consolidated assets of the Company as shown or would be shown on its consolidated financial statements (a) as of the last day of the immediately preceding calendar year and (b) as of the date hereof are, in each case, are located outside of the United States.

          3.8.2. More than 50% (fifty percent) of the consolidated revenues of the Company as shown or would be shown on its consolidated financial statements (a) for the immediately preceding calendar year; and (b) during the current calendar year to date, in each case, are derived from outside the United States.

          3.8.3. For the purposes of Section 3.8.1, Section 3.8.2, Section 5.1.1, Section 5.1.2, Section 5.1.6, Section 5.1.7 and Section
               6.6 herein, assets and revenues of the Company will be deemed to be located or derived from "outside the United States" if they are recorded on the books of the Company or of any subsidiaries of the Company incorporated outside the United States ("NON-U.S. SUBSIDIARIES") (provided that such revenues are not recorded on the books of any offices of the Company or of its Non-U.S. Subsidiaries located in the United States ("U.S. OFFICES")) and will be deemed to be located in or derived from the United States if they are recorded on the books of any U.S. Offices or of any subsidiaries of the Company incorporated in the United States ("U.S. SUBSIDIARIES"). By way of example, revenues recorded on the books of the Company itself (but not on the books of any U.S. Offices) will be considered revenues derived from outside the United States, even if the revenues derive from a sale of the Company's products to a U.S. person and even if the Company's U.S. Subsidiary was involved in marketing, sales or post-sales support efforts.

          3.8.4. The activities, if any, of the Company and its Non-U.S. Subsidiaries within the United States and the activities of all U.S. Subsidiaries are the same kind as or support the Company's or its Non-U.S. Subsidiaries' activities outside of the United States. For purposes of this Section 3.8.4, Section 5.1.3,
               Section 5.1.6, Section 5.1.7 and Section 6.6 below (a) "the same kind as" shall mean activities that are within the same "establishment" categories of the North American Classification System published by the United States Census Bureau, and (b) "support" shall mean supply, distribution, sales, marketing, servicing, research and development, licensing, design, customer relations and/or similar activities.

          3.8.5. Neither the Company nor any of its subsidiaries conducts activities in the United States that consist of engaging in the business of banking, securities, insurance or real estate.

          3.8.6. Neither the Company nor any of its subsidiaries engages, nor do either own more than 5% (five percent) of a class of voting securities of a person that engages, in the business of securities underwriting or distribution in the United States.


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     3.9. The Company acknowledges that the Bank is acquiring the Capital Notes on the Amendment Closing Date in full reliance upon the representations and warranties made by the Company in this Agreement, including in Section 3.8 above.

4.   REPRESENTATIONS AND WARRANTIES OF THE BANK.

     The Bank hereby represents and warrants to the Company that it:

     4.1. is acquiring the securities issued and to be issued to the Bank pursuant to this Agreement for investment and not with a view to distribution without registration under the U.S. Securities Act of 1933 (the "Securities Act");

     4.2. has requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Company and is an accredited investor as defined in Rule 501(a) under the Securities Act;

     4.3. understands that none of the Capital Notes issued and to be issued under this Agreement have been, or will be, registered under the Securities Act, or the laws of any jurisdiction;

     4.4. agrees that none of the securities issued and to be issued to the Bank pursuant to this Agreement may be sold, offered for sale, transferred, pledged, hypothecated or otherwise disposed of except by registration under the Securities Act or otherwise in compliance with the Securities Act, the Israeli Securities Law or any applicable securities laws of any jurisdiction (including pursuant to an exemption therefrom); and

     4.5. acknowledges that the securities, upon issuance, will, unless in the reasonable opinion of counsel for the Company such legend is not required in order to ensure compliance under the Securities Act, bear the following legend:

     THESE SECURITIES [(INCLUDING THE SECURITIES ISSUABLE PURSUANT HERETO)](1) HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY U.S. STATE OR OTHER JURISDICTION'S SECURITIES LAWS. THESE SECURITIES (INCLUDING THE SECURITIES ISSUABLE PURSUANT HERETO) MAY NOT BE SOLD, OFFERED FOR SALE OR PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, (THE "ACT") WITH RESPECT TO ANY SUCH SECURITIES OR AN OPINION OF COUNSEL (REASONABLY SATISFACTORY TO THE COMPANY) THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF THE ACT OR ON THE TEL-AVIV STOCK EXCHANGE IN COMPLIANCE WITH REGULATION S UNDER THE ACT.

     For the avoidance of doubt, nothing in this Section 4 shall derogate from the Company's obligations under the Registration Rights Agreement.


----------

(1) Following the effective date of the Registration Statement covering the Conversion Shares, if applicable, bracketed language to be removed from all future Capital Notes and convertible debentures to be issued and, at the request of the holder, a substitute Capital Note omitting the bracketed language will promptly be delivered to the holder. If shares are directly issued in the Clause
9.4 Equity Issuance, the first sentence of the legend and the first parenthetical in the second sentence will be removed following the effective date of the Registration Statement covering such shares.


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5.   UNDERTAKINGS BY THE COMPANY.

     5.1. For so long as (a) any shares or Capital Notes are issuable to the Bank and/or its subsidiaries (for the avoidance of doubt, as defined in Section
1.1.2 above) pursuant to this Agreement and (b) any securities of the Company (including Capital Notes, Warrants and shares), constituting or convertible into 5% or more of any class of voting securities (as defined in the United States Code of Federal Regulations - 12 C.F.R. Section 225.2(q)) of the Company are beneficially owned by the Bank and/or its subsidiaries (for the avoidance of doubt, as defined in Section 1.1.2 above), the Company shall use its best efforts in order:

          5.1.1. that more than 50% (fifty percent) of the consolidated assets of the Company as of December 31 of each calendar year are located outside of the United States (the "ASSET TEST");

          5.1.2. that more than 50% (fifty percent) of the consolidated revenues of the Company as of December 31 of each calendar year are derived from outside the United States (the "REVENUE TEST");

          5.1.3. that the activities of the Company within the United States and the activities of the U.S. Subsidiaries are of the same kind as or support the activities of the Company or its Non-U.S. Subsidiaries outside the United States (the "SAME LINE OF BUSINESS TEST");

          5.1.4. that neither the Company nor any of its subsidiaries will conduct activities in the United States that consist of engaging in the business of banking, securities, insurance or real estate (the "FINANCIAL ACTIVITIES TEST") (for the avoidance of doubt, nothing in the aforesaid shall derogate from the obligations of the Company under the Restated Facility Agreement);

          5.1.5. not to engage, or permit any of its subsidiaries to engage, or to own or permit any of its subsidiaries to own more than 5% (five percent) of a class of voting securities of a person that engages, in the business of securities' underwriting or distribution in the United States (the "NO UNDERWRITING Test") (for the avoidance of doubt, nothing in the aforesaid shall derogate from the obligations of the Company under the Restated Facility Agreement);

          5.1.6. Nothing in Sections 5.1, 5.1.1, 5.1.2, 5.1.3, 5.1.4 or 5.1.5
               above shall require the Company to prejudice the business or financial interests of the Company and the Company may take such actions or refrain from taking actions that may cause it not to satisfy the Asset Test, the Revenue Test, the Same Line of Business Test, the Financial Activities Test and/or the No Underwriting Test, provided that the taking of such actions, or refraining from taking such actions, are in the business or financial interests of the Company as reasonably determined by the Company;

          5.1.7. furnish to the Bank and, subsequent to the Clause 9.4 Closing Date, any nominee of the Bank pursuant to clause 6 below, as soon as practicable (and, in any event, within thirty (30) days after the end of each calendar year), a certificate of the Chief Financial Officer of the Company, in a form reasonably satisfactory to the Bank (i) confirming whether the Company is in compliance with each of the Asset Test, the Revenue Test, the Same Line of Business Test, the Financial Activities Test and the No Underwriting Test, provided that if the Company is not in compliance with the Asset Test or the Revenue Test in a particular calendar year, the Chief Financial Officer shall describe the steps, if any, being taken by the Company to ensure compliance in the immediately following calendar year (for the removal of doubt, without derogating from Section 5.1.6 above); and (ii) setting out (a) the amount and percentage of the consolidated revenues of the Company derived from outside the United States during the immediately preceding calendar year, and
               (b) the amount and percentage of the consolidated assets of the Company located outside of the United States as of December 31 of such immediately preceding calendar year; and

          5.1.8. furnish promptly to the Bank and, subsequent to the Clause 9.4 Closing Date, any nominee of the Bank pursuant to clause 6 below, such other information as such person may reasonably request in order to satisfy their obligations to file certain reports or assess its compliance with applicable legal or regulatory requirements relating to the transactions contemplated herein.

     5.2. The Company shall fulfil all of its obligations under the Equity Documents, including the Capital Notes issued pursuant hereto and the Registration Rights Agreement.

     5.3. In the event that the adjustment provisions of any Capital Notes issued pursuant hereto result in additional Conversion Shares to be issued upon conversion of the Capital Notes, the Company shall promptly furnish the Bank with a copy of the approval of the TASE for listing such additional Conversion Shares (if the Company's shares are then traded on the TASE).

     5.4. To the extent that ordinary shares (or other shares of capital stock substituted therefor) of the Company are listed on one or more securities exchanges, including the NASDAQ and the TASE, the Company shall maintain, at its expense, the listing of the shares of the Company issued pursuant to this Agreement (including upon conversion of Capital Notes issued pursuant to this Agreement) on such exchanges or, in the event such shares of the Company are listed on only one securities exchange, such exchange. Nothing in this Section
5.4 shall constitute an obligation of the Company to list or maintain the listing of its ordinary shares (or other shares of capital stock substituted therefor) on any securities exchanges, including the NASDAQ and the TASE.

6.   CLAUSE 9.4 CLOSING; CONDITIONS PRECEDENT.

     The issuance and allotment of the shares of the Company, or the issuance of Capital Notes, pursuant to and in accordance with clause 9.4 of the Restated Facility Agreement (such date, the "CLAUSE 9.4 CLOSING DATE"), to the Bank or its nominee (which shall be an Affiliate of the Bank) shall be subject to the conditions set forth in clause 9.4.6 of the Restated Facility Agreement and to the conditions precedent that the Bank shall have received, by no later than 2
(two) Business Days prior to the Clause 9.4 Closing Date, all of the following documents, matters and things in form and substance satisfactory to the Bank:


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     6.1. copies of all resolutions of the Board of Directors of the Company and, if necessary, its Audit Committee and shareholders, authorizing all agreements and acts to be performed by the Company as conditions precedent to, or otherwise in connection with, the Clause 9.4 Equity Issuances, to the extent not already authorized in the resolutions delivered on or about the Amendment Closing Date;

     6.2. an opinion of the Company's external legal counsel, satisfactory to the Bank, addressed to the Bank and, if applicable, its nominee, MUTATIS MUTANDIS, to the Clause 9.4 Equity Issuances in the form of such opinion delivered by Yigal Arnon & Co., Advocates to the Banks, on or about the Amendment Closing Date, provided that paragraphs 4.7 (i) and 5.4 shall be omitted;

     6.3. an opinion of U.S. counsel, satisfactory to the Bank, to the effect that, based upon their review of United States federal or New York State statutes, rules and regulations which, in their opinion, based on their experience, are normally applicable to transactions of the types contemplated by clause 9.4 of the Restated Facility Agreement ("UNITED STATES APPLICABLE LAWS"),
(i) subject to the effectiveness of the registration statement to be filed by the Company with respect to the Clause 9.4 Equity Issuances pursuant to the Registration Rights Agreement, no consent, approval, authorization, order, registration or qualification of or with any United States federal or New York State court or governmental agency or body is required for the sale in the United States (including through the Nasdaq Stock Market) by the Bank or its nominee of the ordinary shares to be issued or issuable upon conversion of Capital Notes or convertible debentures to be issued to the Bank or its nominee pursuant to clause 9.4 of the Restated Facility Agreement and this Agreement, provided that no opinion need be expressed with respect to state securities or Blue Sky laws; (ii) the acquisition and indefinite holding of the Capital Notes or convertible debentures (provided that, with respect to the convertible debentures, counsel shall assume, solely for purposes of rendering such opinion, that the condition set forth in Section 6.6.2 has been satisfied and that if the Company is, as of the Clause 9.4 Closing Date, satisfying the Tests (as set forth in Section 6.6.1 below) that it shall continue to satisfy the Tests) or the shares issuable in connection with the Clause 9.4 Equity Issuances by the Bank or its nominee is permissible under United States Applicable Laws, including under the Bank Holding Company Act of 1956, as amended; and (iii) the acquisition and holding of either the Capital Notes or the shares issuable in connection with the Clause 9.4 Equity Issuances by the Bank or its nominee will not be subject to the notification and filing requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Such opinion shall be based upon and subject to reasonable assumptions (without derogating from the parenthetical phrase in subsection (ii) above) and limitations, provided that, if such opinion cannot be delivered, at the request of the Company, such counsel shall describe the legal basis or bases for why such opinion cannot be delivered;

     6.4. all of the Company's (a) representations and warranties given pursuant to this Agreement shall be repeated on the Clause 9.4 Closing Date as if made on the Clause 9.4 Closing Date, other than the representations and warranties given pursuant to the last sentence of Section 3.2 above and pursuant to Section 3.8 above, and (b) all of the Company's obligations under this Agreement and the Registration Rights Agreement to be performed on or prior to the Clause 9.4 Closing Date shall have been fulfilled, and the Company shall have delivered a certificate of its Chief Executive Officer or Chief Financial Officer to the effect of (a) and (b) in form and substance satisfactory to the Bank;


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     6.5. all Governmental Authorisations and third party consents required to be obtained by the Company in connection with the Clause 9.4 Equity Issuances shall have been received, including, if applicable:

          6.5.1. confirmation of the Controller of Restrictive Trade Practices (the "CONTROLLER") that no approval is required in connection with the Clause 9.4 Equity Issuances or, if any such approval is considered by the Controller to be required, the unconditional receipt of same (provided that if the Controller shall refuse to provide such confirmation for the reason that the Controller does not see a reason to review the request for the same, such confirmation shall be deemed to have been obtained) (for the removal of doubt, if required, the Bank shall also make such a request);

          6.5.2. the consent of the Investment Centre to the issue of shares, capital notes or convertible debentures (and shares issuable upon conversion of the Capital Notes or convertible debentures) to the Bank and, if applicable, its nominee as contemplated under clause
               9.4 to the Restated Facility Agreement;

          6.5.3. the approval of the ILA under the Existing ILA Leases, and any other long term lease agreements between the Company and the ILA, to the issue of shares, capital notes or convertible debentures (and shares issuable upon conversion of the Capital Notes or convertible debentures) to the Bank and, if applicable, its nominee as contemplated under clause 9.4 to the Restated Facility Agreement; and

     6.6. provided that the first paragraph of Section 5.1 is applicable, confirmation from the Chief Financial Officer of the Company, in form and substance satisfactory to the Bank, that the Company:

          6.6.1. has satisfied the Asset Test, the Revenue Test, the Same Line of Business Test, the Financial Activities Test and the No Underwriting Test (collectively, the "TESTS") as of December 31 in each of the two years immediately prior to the year in which the Clause 9.4 Closing Date falls, and meets, on the Clause 9.4 Closing Date, the Same Line of Business Test, the Financial Activities Test and the No Underwriting Test; and

          6.6.2. is not aware of any reason why it would not continue to satisfy each of the Tests during the then current year and the immediately following year.


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In the event that the conditions precedent set out in this Section 6 above and in clause 9.4.6 of the Restated Facility Agreement are not satisfied by no later than 2 (two) Business Days prior to the Clause 9.4 Closing Date, including if a representation and warranty that is to be repeated cannot be repeated, then the Clause 9.4.1 Amount or the Clause 9.4.2 Amount, as applicable, shall be paid in cash by the Company to the Bank or its nominee on the Clause 9.4 Closing Date,
(a) provided however, if said conditions precedent set out in this Section 6 above and in Clause 9.4.6 of the Restated Facility Agreement are otherwise satisfied, by no later than 2 (two) Business Days prior to the Clause 9.4 Closing Date, with respect to the issuance of Capital Notes instead of shares, then the Clause 9.4.1 Amount or the Clause 9.4.2 Amount, as applicable, will not be paid in cash by the Company and Capital Notes shall be issued as contemplated by Section 7.1 below; and (b) provided further that, if all said conditions precedent, other than as set forth in Section 6.6.2 above, are satisfied by no later than 2 (two) Business Days prior to the Clause 9.4 Closing Date, then the Clause 9.4.1 Amount or the Clause 9.4.2 Amount, as applicable, will, at the option of the Company, in its sole discretion, either be paid in cash or by way of issue of convertible debentures that will (except for consequential changes flowing from the redemption right described below) have the same terms as the Capital Notes (including, for the removal of doubt, that such convertible debentures will not bear interest or be linked to any index), save that the Bank or its nominee or other Affiliate thereof holding said convertible debentures (the "HOLDER") shall have the right to require the Company to redeem the convertible debentures, in whole or in part, on the date which is 30 (thirty) months after the Clause 9.4 Closing Date (or, if such date is not a Business Day, on the Business Day immediately prior to such anniversary) (the "REDEMPTION DATE"), for an amount in cash equal to the then principal amount thereof submitted for redemption, upon the giving by the Holder to the Company of at least 30 (thirty) days prior written notice. For the avoidance of doubt, if such redemption right is not exercised by a Holder as aforesaid, said convertible debentures shall remain convertible into shares of the Company and shall, subsequent to the Redemption Date, only be payable in accordance with clause 2 of the Capital Note.

7.   TRANSACTIONS UPON THE CLAUSE 9.4 CLOSING.

     Subject to the fulfilment of the conditions precedent set out in Section 6 above and in clause 9.4.6 of the Restated Facility Agreement, on the Clause 9.4 Closing Date (unless cash is payable pursuant to Section 6 above or clause 9.4.6 of the Restated Facility Agreement):

     7.1. the Company shall issue (and, in the case of shares, allot) to the Bank or its nominee either (a) such number of shares in the name of the Bank or its nominee as provided in clause 9.4.1 or clause 9.4.2 (as adjusted, if applicable, pursuant to clauses 9.4.7 and 9.4.9) of the Restated Facility Agreement and shall send irrevocable instructions to its stock transfer agent to issue a share certificate in respect of such shares (the Bank or its nominee may elect to deliver to Tower an undertaking not to exercise means of control in respect of such shares for a certain period) or (b) (i) at the election of the Bank or its nominee, or if the proviso set forth in subsection (a) in the last paragraph of Section 6 is applicable, Capital Notes or (ii) if the proviso set forth in subsection (b) in the last paragraph of Section 6 is applicable (and the Company has not elected to pay cash), convertible debentures, in each case, substantially in the form attached as EXHIBIT 1 hereto (save that, in the case of the convertible debentures, a provision granting the redemption right described in subsection (b) in the last paragraph of Section 6 and consequential changes flowing from such redemption right shall be made, in form and substance satisfactory to the Holder), as the case may be, in the principal amounts provided in clause 9.4.1 or clause 9.4.2 (as adjusted, if applicable, pursuant to clauses 9.4.7 and 9.4.9) of the Restated Facility Agreement, as applicable, convertible into shares at the Average Closing Price (as defined in clause 9.4.1 of the Restated Facility Agreement) (subject to adjustments as provided in the Capital Notes);

     7.2. the Company shall deliver to the Bank or, if applicable, its nominee a copy of the approval of the TASE for listing the shares issued or issuable pursuant to clause 7.1 above (if the Company's shares are then traded on the TASE); and

     7.3. the Company shall record such issuance of the shares or Capital Note in the name of the Bank, or, if applicable, its nominee on the records of the Company.

8.   MISCELLANEOUS.

     8.1. GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and shall be construed in accordance with Israeli law and the courts of Tel-Aviv-Jaffa shall have exclusive jurisdiction to hear any matters, provided that the Bank and any other Affiliate of the Bank party to this Agreement shall be entitled to sue Tower in any jurisdiction in which it has an office or holds assets.

     8.2. SUCCESSORS AND ASSIGNS; ASSIGNMENT. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and permitted assigns of the parties hereto. This Agreement may not be assigned by any party without the prior written consent of the other party hereto, provided that the Bank may assign this Agreement, in whole or in part, to any Affiliate of the Bank or add an Affiliate of the Bank as an additional party hereto, including, for the avoidance of doubt, any nominee of the Bank in connection with the Clause 9.4 Equity Issuances. Nothing in this Agreement shall be deemed to restrict the (a) transferability of the shares, convertible debentures and Capital Notes to be issued pursuant to this Agreement or the Conversion Shares, in each case, in whole or in part at any time and from time to time, except for restrictions on transfer imposed by applicable securities laws or (b) the assignability of the registration rights in accordance with the Registration Rights Agreement.

     8.3. EXPENSES. The Company shall bear the expenses and costs of all the parties to the transactions contemplated hereby (including the fees and expenses of counsel to the Bank and any nominee of the Bank that is an Affiliate of the Bank in connection with the Clause 9.4 Equity Issuances).

     8.4. ENTIRE AGREEMENT; AMENDMENT AND WAIVER. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject matter hereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of the parties to this Agreement.

     8.5. NOTICES, ETC. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below:

           If to the Bank:                    Corporate Division
                                              Migdal Levenstein
                                              23 Menachem Begin Road
                                              Tel-Aviv
                                              Israel
                                              Fax. 972-3-5672995
                                              Attn: Head of Corporate Division

           If to the Company:                 Tower Semiconductor Ltd.
                                              Ramat Gavriel Industrial Area
                                              P.O. Box 619
                                              Migdal Haemek
                                              Israel 23105
                                              Fax. 972-4-6047242
                                              Attn: Oren Shirazi, Acting CFO
           with a copy to
           (which shall not
           constitute notice):                Yigal Arnon & Co.
                                              1 Azrieli Center
                                              46th Floor
                                              Tel-Aviv, Israel, 67021
                                              Fax: 972-3-6087714
                                              Attn:  David Schapiro, Adv.

     or such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 8.5 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via facsimile, one (1) business day following transmission and electronic confirmation of receipt.

     8.6. DELAYS OR OMISSIONS. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. Unless provided otherwise herein, all remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

     8.7. SEVERABILITY. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

     8.8. COUNTERPARTS. This Agreement may be executed in any number of counterparts (including facsimile counterparts), each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

     8.9. HEADINGS. The headings of the sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction hereof.

     8.10. FURTHER ASSURANCES. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby, including the provision by the Bank to the Company of such information as shall be required in order to determine the adjustments, if any, required under clause 9.4.7 of the Restated Facility Agreement.

     IN WITNESS WHEREOF, each of the parties has signed this Agreement as of the date first hereinabove set forth.

TOWER SEMICONDUCTOR LTD.                   BANK HAPOALIM B.M.

By:      ________________________          By:      ________________________


Name:    ________________________          Name:    ________________________


Title:   ________________________          Title:   ________________________